UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

English Translation

Buenos Aires, May 2, 2007

Mr. President

National Securities Commission

D. Eduardo Hecker

Re: Notice of Relevant Fact of Edenor S.A. (the “Company”) – Exercise of the overallotment option by the Underwriters of the international offer

Dear Sir:

In accordance with Article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”) and Article 23 of the Listing Regulation of the Buenos Aires Stock Exchange (“BCBA”), we are pleased to inform you that, in the context of Edenor’s initial public offering and capital increase, we received yesterday a notice from JP Morgan Securities, Inc. and Citigroup Global Market, Inc. (the “International Underwriters”) informing us that they will fully exercise the overallotment option (green shoe) in accordance with the terms set forth in the Prospectus for the public offering and Section 2 of the International Underwriting Agreement for the public offering.

According to such notice, the International Underwriters will acquire an additional 2,885,302 American Depositary Shares (ADSs), representing 57,706,040 shares of Edenor, from EDF International S.A. and New Equity Ventures LLC. Each ADS represents 20 Class B shares of Edenor.

The Company has been informed that the International Underwriters estimate that the purchase of the additional ADSs pursuant to the overallotment option will be consummated on Friday, May 4, 2007.

Very truly yours,

Juan Gregorio Nazar

Attorney-in-Fact

Edenor S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 3, 2007